

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2023

WeiQun Chen
Chief Financial Officer
Novagant Corp
Suite 2006, AIA Kowloon Tower, Landmark East
100 How Ming Street
KT, Hong Kong 999077

      Re: Novagant Corp
          Form 10-K for the Year Ended March 31, 2023
          Filed June 29, 2023
          File No. 000-26675

Dear WeiQun Chen:

We have limited our review of your filing to the submission and/or disclosures as required by Item 9C of Form 10-K and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended March 31, 2023

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 42

1.　We note that during your fiscal year 2022 you were identified by the Commission pursuant to Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)(2)(A)) as having retained, for the preparation of the audit report on your financial statements included in the Form 10-K, a registered public accounting firm that has a branch or office that is located in a foreign jurisdiction and that the Public Company Accounting Oversight Board had determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. Please provide the documentation required by Item 9C(a) of Form 10-K in the EDGAR submission form "SPDSCL-HFCAA-GOV" or tell us why you are not required to do so. Refer to the Staff Statement on the Holding Foreign Companies Accountable Act and the Consolidated Appropriations Act, 2023, available on our website at https://www.sec.gov/corpfin/announcement/statement-hfcaa-040623.

2.   Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your disclosure. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

3.   We note your disclosure pursuant to paragraph b(4). Please clarify for us the difference between your reference to official of the Chinese government rather than official of the Chinese Communist Party. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members' current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

4.   Please note that Item 9C requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.
   - With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.
   - With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Jimmy McNamara at 202-551-7349 or Andrew Mew at 202-551-3377 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program